175 Ghent Road Fairlawn, OH 44333-3300 Tel: 330-869-4232 Michael.hicks@omnova.com

Michael E. Hicks

Senior Vice President and

Chief Financial Officer

September 22, 2009

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Terence O’Brien

Re:	OMNOVA Solutions Inc.

Form 10-K for the Fiscal Year Ended November 30, 2008

Filed January 30, 2009

Form 10-Q for the Period Ended May 31, 2009

File Number 001-15147

Ladies and Gentlemen:

OMNOVA Solutions Inc. (the “Company”) has received the comment letter from the staff of the Securities and Exchange Commission (the “Commission”) dated September 15, 2009 (the “Comment Letter”) with respect to its Company’s Form 10-K for the fiscal year ended November 30, 2008 and Form 10-Q for the period ended May 31, 2009.

The Commission has asked that the Company either respond to the Commission’s comments in the Comment Letter within 10 business days or tell the Commission when the Company will provide a response. The Company is currently reviewing the Comment Letter. However, because the Company has recently completed its third fiscal quarter, ending August 31, 2009, and is in the process of preparing and reviewing the financial statements to be filed in its next report on Form 10-Q, due October 12, 2009, the Company is requesting that it be allowed to respond on or before October 2, 2009. This additional time will enable the Company to consult with the appropriate individuals in order to fully and adequately respond to the Commission’s comments.

If you have any questions regarding the foregoing, please contact the undersigned at (330) 869-4232.

Very truly yours,

/s/ Michael E. Hicks
Michael E. Hicks
Senior Vice President and Chief Financial Officer